UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2024

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

RELEVANT INFORMATION

Betterware de Mexico S.A.P.I. de C.V. (Nasdaq: BWMX) (“Betterware”) announces the First Call to a General Ordinary Shareholders’ Meeting, to be held on March 6, 2024.

The purpose of this Report on Form 6-K is to furnish a free English translation of the Shareholders’ Meeting Agenda and of the form of Power of Attorney that shareholders can use to be represented at the meeting.

Investor Relations Contacts

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

About Betterware

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogues per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: February 21, 2024

Exhibit Index

Exhibit No.	Description
99.1	Agenda for the General Ordinary Shareholders Meeting
99.2	Form of Power of Attorney

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